

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Devin Nunes
Chief Executive Officer
Trump Media & Technology Group Corp.
401 N. Cattlemen Rd., Ste. 200
Sarasota, Florida 34232

> **Re: Trump Media & Technology Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 10, 2024**
> **Response dated May 28, 2024**
> **File No. 333-278678**

Dear Devin Nunes:

We have reviewed your May 28, 2024 response to our comment letter and your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 21, 204 letter.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
If TMTG fails to maintain an effective system of disclosure controls..., page 34

1. Revisions made in response to prior comment 2 discuss certain consequences if you fail to meet your reporting obligations, such as the potential impact on the Nasdaq listing status of your common stock. We also note your statement that "[f]ailure to comply with . . . [the Company's] reporting obligations with the SEC, could have a material adverse effect on [its] reputation, the price of its securities and its business and results of operations." Please provide additional detail describing these material adverse effects. As examples only, consider disclosure related to the risk that investors may not have access to current or timely financial information or that a failure to meet your reporting obligations may impact your eligibility to use certain registration statements, such as Form S-3.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

2.   We note your disclosure that you have finished the research and development phase of your new live TV streaming platform, have signed agreements to obtain data center services and purchase servers and related equipment for the platform and plan to roll out your streaming content in three phases. Please disclose when you expect to roll out each of these three phases and when you expect to begin generating revenue from the platform.

Change in Registrant's Certifying Accountant, page 147

3.   Your filing dated April 15, 2024 included an audit opinion from BF Borgers with a going concern modification for the fiscal years ended December 31, 2023 and 2022. We note from your disclosure on pages F-7 and F-26 that, as of the date of the reissued financial statements, management believes there is not substantial doubt regarding your ability to continue as a going concern when considering, among other matters, the cash proceeds from the Business Combination and the conversion of the Pre-Merger Notes. While we note your successor audit opinion does not have a going concern modification, Item 304 of Regulation S-K requires a registrant to disclose whether the former auditor's report contained a modification. Revise your statements with respect to your former auditor to clarify that the BF Borgers' audit reports included an explanatory paragraph regarding your ability to continue as a going concern. We refer you to Item 304(a)(1)(ii) of Regulation S-K and the guidance in Question 111.05 of our Regulation S-K Compliance and Disclosure Interpretations.

General

4.   In response to prior comment 4, you disclose that the lock-up provisions affecting approximately 72% of your outstanding common stock may be terminated early or released. Please disclose the circumstances in which the lock-up provisions would be terminated or released early, including the parties that would need to consent to such early termination or release. Also disclose whether there are any plans or agreements, tacit or explicit, regarding the possible early release of the shares subject to lock-up agreements.

5.   You disclose in the registration statement that the Second Amended & Restated License, Likeness, Exclusivity and Restrictive Covenant Agreement, dated February 2, 2024, contemplates channeling "non-political communications and posts … to the Truth Social platform before posting that same social media communication and/or post to any other social media platform." We also note that in June 2024 there were video posts to other social media platforms that appear to be inconsistent with Section 2(a)(2) of the license agreement. Please revise your registration statement to disclose whether the exclusivity provision of the license agreement has been waived, and any economic detriment to the company associated with the first use of other social media platforms.

 Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Talcott